UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

The Extraordinary General Meeting of Shareholders (the “General Meeting”) of SMX (Security Matters) Public Limited Company (the “Company”), originally scheduled for June 4, 2024, was adjourned to and was held on June 11, 2024. At the General Meeting, the Company’s shareholders voted on the following two proposals and cast their votes as described below. The proposals are described in more detail in the Company’s Notice and Proxy Statement for Extraordinary General Meeting of Shareholders attached as Exhibit 99.1 to the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on May 10, 2024.

Proposal 1: To consolidate the Company’s ordinary shares (with a nominal value of US$0.0022 per share) in the authorized but unissued and in the authorized and issued share capital of the Company, at a ratio to be determined in the discretion of the Board of Directors of the Company to result in a targeted post-consolidation price per share of up to US$10.00, into 1 ordinary share with a corresponding adjustment to the nominal value per share.

For	Against	Abstain
13,326,955	1,034,104	11,263

Proposal 2: To approve an adjournment of the Extraordinary General Meeting to a later date or dates, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposal.

For	Against	Abstain
13,568,273	628,376	175,673

There were 14,372,322 ordinary shares voted at the General Meeting. Accordingly, as the Company has received a majority of the votes cast at the General Meeting, in accordance with Ireland law, Proposals 1 and 2 each passed.

The Company has not yet determined the actual consolidation ratio, when its ordinary shares will begin trading on a consolidation-adjusted basis, or the exact number of shares outstanding taking into account the consolidation. Once the consolidation ratio has been determined by the Board of Directors of the Company, the Company will announce the ratio in a Report on Form 6-K. In addition, the consolidation will not be effective and the Company’s ordinary shares will not begin trading on a consolidation-adjusted basis, until the Company’s ordinary shares have been assigned a new ISIN number and CUSIP number.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 11, 2024

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer